Exhibit (a)(5)(viii)

International Headquarters

2150 St. Elzéar Blvd. West

Laval, Quebec H7L 4A8

Phone: 514.744.6792

Fax: 514.744.6272

Contact Information:

Laurie W. Little

Valeant Pharmaceuticals International, Inc.

949-461-6002

laurie.little@valeant.com

Media:

Renee E. Soto/Meghan Gavigan

Sard Verbinnen & Co.

212-687-8080

rsoto@sardverb.com / mgavigan@sardverb.com

VALEANT ANNOUNCES PRICING OF PRIVATE OFFERING OF SENIOR NOTES

VALEANT EXPECTS WAITING PERIOD UNDER HART-SCOTT-RODINO FOR SALIX

ACQUISITION TO EXPIRE ON MARCH 16

LAVAL, QUEBEC, March 13, 2015 — Valeant Pharmaceuticals International, Inc. (NYSE: VRX) (TSX: VRX) (“Valeant” or the “Company”) announced today that VRX Escrow Corp., a newly formed wholly owned Canadian subsidiary of the Company, has priced $2.0 billion aggregate principal amount of 5.375% senior unsecured notes due 2020 (the “2020 notes”), $3.25 billion aggregate principal amount of 5.875% senior unsecured notes due 2023 (the “2023 notes”), €1.5 billion aggregate principal amount of 4.50% senior unsecured notes due 2023 (the “Euro notes”), and $3.25 billion aggregate principal amount of 6.125% senior unsecured notes due 2025 (the “2025 notes” and together with the 2020 notes, the 2023 notes and the Euro notes, the “notes”). The notes offering is expected to close on or about March 27, 2015. The notes offering has been upsized to approximately $10.1 billion U.S. dollar equivalent aggregate principal amount of notes from the previously announced $9.6 billion U.S. dollar equivalent aggregate offering size. As a result of the increased size of the notes offering, the Company intends to incur $400 million less in incremental term loans in connection with the proposed acquisition of Salix Pharmaceuticals, Ltd. (“Salix”).

The net proceeds of the offering, together with borrowings under the Company’s incremental term loan facilities and cash on hand, are expected to be used to fund the previously announced acquisition of Salix, as well as repayments of indebtedness of Salix and certain transaction expenses. If the Salix acquisition is not consummated on or prior to August 20, 2015 or, prior to that date, the Company’s merger agreement with Salix is terminated or the Company otherwise determines that the tender offer will not be pursued, the Company will be required to redeem the notes at 100% of the issue price of the notes, plus accrued and unpaid interest to, but excluding, the redemption date.

International Headquarters

2150 St. Elzéar Blvd. West

Laval, Quebec H7L 4A8

Phone: 514.744.6792

Fax: 514.744.6272

Valeant also announced that the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 for all of the outstanding shares of common stock of Salix is expected to expire at 11:59 p.m., New York City time on March 16, 2015. The expiration of the HSR waiting period satisfies one of the conditions to consummate the tender offer and Valeant expects to be in the position to close the transaction on April 1, 2015.

The notes will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities law and may not be offered or sold in the United States absent registration or an applicable exemption from registration under the Securities Act and applicable state securities laws. The notes will be offered only to qualified institutional buyers pursuant to Rule 144A under the Securities Act and outside the United States to non-U.S. persons pursuant to Regulation S under the Securities Act. The notes have not been and will not be qualified for sale to the public by prospectus under applicable Canadian securities laws and, accordingly, any offer and sale of the securities in Canada will be made on a basis which is exempt from the prospectus requirements of such securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Valeant

Valeant Pharmaceuticals International, Inc. (NYSE/TSX: VRX) is a multinational specialty pharmaceutical company that develops, manufactures and markets a broad range of pharmaceutical products primarily in the areas of dermatology, eye health, neurology, and branded generics. More information about Valeant Pharmaceuticals International, Inc. can be found at www.valeant.com.

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement

This press release may contain forward-looking statements, including, but not limited to, our financing plans and the use of proceeds of the proposed offering, the expected closing date of the notes offering, the consummation of the proposed acquisition of Salix, the repayment and redemption of indebtedness of Salix and the expected timing of the transaction. Forward-looking statements may generally be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include, but are not limited to, the risk that the acquisition will not close when expected or at all and risks and uncertainties discussed in our most recent annual and quarterly reports and detailed from time to time in our other filings with the Securities and Exchange Commission and the Canadian Securities Administrators, which risks and uncertainties are incorporated herein by reference. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. We undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect actual outcomes, except as required by law.

International Headquarters

2150 St. Elzéar Blvd. West

Laval, Quebec H7L 4A8

Phone: 514.744.6792

Fax: 514.744.6272

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Salix. Valeant filed a Tender Offer Statement on Schedule TO with the SEC on March 4, 2015. Salix filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer on March 6, 2015. Stockholders of Salix are urged to read the tender offer materials (including the Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement, in each case as amended (to the extent applicable), because they contain important information which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, have been made available to all stockholders of Salix at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement are available to all stockholders of Salix free of charge at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and other documents that Valeant files with the SEC are and will be made available to all stockholders of Salix free of charge at www.valeant.com. The Solicitation/Recommendation Statement and the other documents filed by Salix with the SEC are, and will be, made available to all stockholders of Salix free of charge at www.salix.com.

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